UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-42527

Basel Medical Group Ltd

6 Napier Road,

Unit #02-10/11 Gleneagles Medical Centre

Singapore 258499

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Initial Public Offering of Basel Medical Group Ltd

On February 24, 2025, Basel Medical Group Ltd, a British Virgin Islands business company (the “Company”), entered into an underwriting agreement (the “Underwriting Agreement”) with Cathay Securities, Inc., as the representative (the “Representative”) of the underwriters (the “Underwriters”), pursuant to which the Company agreed to sell to the Underwriters in a firm commitment initial public offering (the “Offering”) of an aggregate of 2,205,000 of the Company’s ordinary shares with no par value (the “Ordinary Shares”), at a public offering price of US$4.00 per share. In addition, the Company has granted the Underwriters a 45-day option to purchase up to an additional 330,750 Ordinary Shares at the public offering price, less the underwriting discount.

The Underwriting Agreement contains customary representations and warranties that the parties thereto made to, and solely for the benefit of, the other party in the context of all of the terms and conditions of that Underwriting Agreement and in the context of the specific relationship between the parties. The provisions of the Underwriting Agreement and schedules and exhibits thereto, including the representations and warranties contained therein respectively, are not for the benefit of any party other than the parties to such agreement and are not intended for investors and the public to obtain factual information about the current state of affairs of the parties to those documents and agreements. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the Securities and Exchange Commission (“Commission”).

The Ordinary Shares were offered by the Company pursuant to a registration statement on Form F-1, as amended (File No. 333-282096), which was declared effective by the SEC on February 18, 2025. The Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “BMGL” on February 25, 2025. The total gross proceeds to the Company from the Offering, before deducting underwriting discounts, non-accountable expense allowance and expenses, is US$8,820,000. A final prospectus relating to this Offering was filed with the Commission on February 25, 2025.

Concurrently, the Company’s registration statement on Form F-1, as amended (File No. 333-282096) also registered for resale up to 2,000,000 existing Ordinary Shares by certain selling shareholders. A final prospectus relating to such resale was filed with the Commission on February 25, 2025.

In connection with the Underwriting Agreement, the Company has executed a representative’s warrant and will execute further representative’s warrants in favor of the Representative (the “Representative’s Warrant”) to subscribe for, purchase and receive, in whole or in part, up to such number of Ordinary Shares as equates to five percent (5%) of the aggregate number of Ordinary Shares sold in the Offering, including any Ordinary Shares sold upon exercise of the over-allotment option, at an exercise price of US$5.00 per Ordinary Share (which is equal to one hundred and twenty-five percent (125%) of the public offering price. The Representative’s Warrant has an exercise period of five years and expires at 5:00 p.m. Eastern Time, on February 24, 2030, subject to applicable FINRA rules on underwriter compensation.

The Company’s directors, officers, and certain of the Company’s existing shareholders who beneficially owned five percent (5%) or more of the Company’s Ordinary Shares prior to the initial public offering have agreed, subject to certain exceptions, not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any Ordinary Shares or other securities convertible into or exercisable or exchangeable for Ordinary Shares for a period of six months from February 18, 2025 without the prior written consent of the Representative.

The foregoing summary of the terms of the Underwriting Agreement is subject to, and qualified in its entirety by reference to, copies of the Underwriting Agreement and Representative’s Warrant that are furnished as Exhibits 4.1 and 4.2 respectively to this current report on Form 6-K and are incorporated herein by reference.

On February 25, 2025, the Company issued a press release furnished herewith as Exhibit 99.1 announcing the pricing of the Offering.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBITS

Exhibit No.	Description
4.1	Underwriting Agreement dated as of February 24, 2025, by and between Basel Medical Group Ltd and Cathay Securities, Inc.
4.2	Representative’s Warrant dated February 26, 2025 granted to Cathay Securities, Inc.
99.1	Press Release dated as of February 25, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Basel Medical Group Ltd

By:	/s/ Raymond Wai Man Cheung
Name:	Raymond Wai Man Cheung
Title:	Chief Executive Officer and Director

Date:	February 28, 2025